RECEIVED

2008 OCT -6 P 1:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

[redacted]

08005218

Date September 30, 2008
Contact Martina C. Erni

SUPPL

Unaxis Holdings

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

B. Amacher

Corporate Communications

PROCESSED
OCT 08 2008
THOMSON REUTERS

Enclosure

- **Disclosure of shareholding of Deutsche Bank to stock exchange act**

dw 10/7

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, September 30, 2008 – According to information provided on September 26, 2008, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zurich, Switzerland, the Deutsche Bank Group's shareholding in OC Oerlikon Corporation AG, Pfäffikon as well as its sale positions fell below the 5 % threshold. The structure of the Deutsche Bank Group's holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Total percentage of voting rights: 7.87 %

- 691 990 registered shares (4.68 %)
- 16 703 900 conversion and share purchase rights with 334 611 (2.36 %) voting rights conferred *
- 108 899 written share sale rights with 116 990 (0.83 %) voting rights conferred *

Sale positions:

Percentage of voting rights from underlying shares: 4.42 %

- 259 374 share sale rights with 388 740 (2.75 %) voting rights conferred *
- 45 060 679 written conversion and share purchase rights with 235 947 (1.67 %) voting rights conferred *

Date of the sale which resulted in holdings falling below the threshold: September 22, 2008

* Based on a recommendation by SWX Swiss Exchange of August 20, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para. 1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

The group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon consists of the following members:

- Deutsche Bank AG Frankfurt
  Theodor-Heuss-Allee 70
  60486 Frankfurt am Main, Germany
- DB Financial Markets Holding Corp.
  129 Orange Street, Wilmington, DE 19801, USA
- Taunus Corporation
  129 Orange Street, Wilmington, DE 19801, USA
- Deutsche Bank Securities Inc.,
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- DWS Investment S.A., Luxemburg
  2 Boulevard Konrad Adenauer
  1115 Luxembourg
- DWS (Austria) Investmentgesellschaft mbH,
  Hohenstaufengasse 4,
  1010 Wien, Austria

Nature of agreement: group of companies

Person responsible for representing all group members:
Deutsche Bank AG, Frankfurt am Main, Zurich Branch
Dirk Hadlich, Uraniastrasse 9, 8001 Zürich

The shareholder's contact person:

Dirk Hadlich, Telephone: +41 44 227 37 84, Fax: +41 44 227 30 84

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

END